

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 5, 2020

Joshua B. Goldstein
General Counsel
Masterworks 010, LLC
497 Broome Street
New York, New York 10013

> **Re: Masterworks 010, LLC**
> **Offering Statement on Form 1-A**
> **Filed on April 6, 2020**
> **File No. 024-11189**

Dear Mr. Goldstein:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed April 6, 2020

Organizational Structure, page 6

1.   We note that you have listed some broad categories of risk factors applicable to an investment in your offering. Item 3 of Form 1-A requires a carefully organized series of short, concise paragraphs, summarizing the most significant factors that make the offering speculative or substantially risky. Please revise.

General

2.   On the landing page of your web-site, you include the banner "join an exclusive community of blue-chip art investors" and you depict several pieces of art, as well as the purchase price and sale price, however, you do not make it clear that you do not own any of these pieces of art and the purchase and sale prices do not represent prices at which you have bought or sold. Please revise to make this clear or tell us how this depiction is appropriate.

3.   On the landing page of your web-site under the heading "Artists," you identify several artists as well as the median annual returns on art produced by the artists, however, you do not make it clear that you do not own art produced by all of these artists nor are the returns for those artists in which you do own art representative of your returns, given that you have yet to sell any art. Please revise to make these points clear or tell us why this presentation is appropriate.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Tony Watson, Staff Accountant at 202-551-3318 or Donna Di Silvio, Staff Accountant at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom, Office Chief at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services